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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

   Witco Corporation
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   One American Lane
--------------------------------------------------------------------------------
                                    (Street)

   Greenwich,                      Connecticut                  06831-2559
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   5/31/99
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol


================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option                   Upon the   Upon the        Common Stock, par      13,025,917**  $18,375        D
                         "Trigger   occurrence of   value $.10 per share
                         Event"     certain events
                         specified  specified in
                         in the     the Option
                         stock      Agreement
                         option     (filed as
                         agreement, Exhibit 99.4
                         dated as   to the Issuer's
                         of May 31, Report on Form
                         1999 (the  8-K dated
                         "Option    June 8, 1999,
                         Agree-     which Exhibit
                         ment"),    is incorpor-
                         between    ated herein by
                         the Issuer reference).
                         and the
                         Reporting
                         Person
                         (filed as
                         Exhibit
                         99.4 to
                         the
                         Issuer's
                         Report on
                         Form 8-K
                         dated
                         June 8,
                         1999,
                         which
                         Exhibit is
                         incorpor-
                         ated here-
                         in by
                         reference.)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


** Beneficial ownership of 13,025,917 shares of Common Stock reported hereunder is being so reported solely as a result of the Option Agreement. The option granted pursuant to the Option Agreement has not yet become exercisable. Because such option will not become exercisable unless and until certain specified events occur, the Reporting Person expressly disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.


***Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/ Camillo DiFrancesco                                       June 9, 1999
--------------------------                                  ------------------
Name:   Camillo DiFrancesco                                       Date
Title:  Senior Vice President & Chief Financial Officer
***Signature of Reporting Person

                                  Page 2 of 2